SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

Registered at CVM under no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRD

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1.  PLACE: At  Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: November 8, 2011, at 4:30 p.m. 3. PRESIDING BOARD: Mauricio Schulman - Chairman; Paulo Procopiak de Aguiar – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I      Mr. Paulo Procopiak de Aguiar was appointed Executive Secretary of the 103rd  Extraordinary Board of Directors’ Meeting due to the justified absence of his respective sitting member;

II.    The FinancialStatements referring to the third quarter of 2011 were presented;

III.   The Board members approved Copel’s intervention and provision of surety for the loan to be obtained from the Brazilian Development Bank (BNDES) by Copel Geração e Transmissão S.A. for the construction of the Foz do Iguaçu – Cascavel Oeste Transmission Line, pursuant to the Executive Board’s Decision 952/2011-BNDES, as of October 11, 2011;

IV.  The creation of the Specific Purpose Company Costa Oeste Transmissora de Energia S.A. was approved and authorized;

V.   The capital transfer to the Specific Purpose Company Costa Oeste Transmissora de Energia S.A. and the resources for provision of the guarantee of faithful compliance were approved and authorized;

VI.   The appointment of Copel’s representatives in companies in which the Company has interests was approved and authorized; and

VII.  The annual schedule of Board of Directors' meetings for 2012 was approved.

5. ATTENDANCE: Mauricio Schulman – Chairman; Paulo Procopiak de Aguiar – Executive Secretary; Antonio Guimarães de Oliveira Portes – Chairman of the Fiscal Council; Carlos Homero Giacomini; Fabiano Braga Côrtes; and Nilton Camargo Costa.

The full minutes of the 103rd Extraordinary Meeting of Copel’s Board of Directors were drawn up in the Company’s Book no. 07, registered at the Paraná State Trade Registry under no.10/040141-4 on May 14, 2010.

Paulo Procopiak de Aguiar

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 09, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.